SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 12, 2004

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

Issued: 12th February 2004, London

Preliminary Announcement of Results for the Year Ended 31st December 2003

GSK DELIVERS BUSINESS PERFORMANCE* EPS GROWTH OF 10% CER

GlaxoSmithKline plc (GSK) today announces its results for the year ended 31st December 2003. The full UK GAAP results (statutory results) are presented under “Profit and loss account” on pages 7 and 8. The business performance and statutory results are summarised below and the commentary that follows is on a business performance basis unless otherwise stated.

FINANCIAL RESULTS

	2003	Increase		Q4 2003	Increase
	£m	CER %	£%	£m	CER %	£%

Turnover	21,441	5	1	5,378	(1)	(5)
Business performance*
Trading profit	6,920	9	3	1,470	(8)	(14)
Profit before tax	6,719	8	3	1,283	(20)	(25)
Earnings per share	82.1p	10	5	15.7p	(19)	(24)
Statutory results
Trading profit	6,525	21	15	1,303	6	(2)
Profit before tax	6,329	21	15	1,118	(10)	(16)
Earnings per share	77.2p	23	17	13.7p	(8)	(14)

SUMMARY*

•	GSK delivered full year business performance EPS growth of 10% – in line with guidance.

•
Fourth quarter 2003 included legal costs of £223 million and charges of £178 million relating to cost saving programmes. Excluding these items business performance EPS would have been five pence higher at 20.7 pence for the quarter. This performance was achieved despite a decline in Paxil sales of 40% due to generic competition.

•	10 major products (accounting for £7.6 billion of sales) grew in strong double digits, including:
– Seretide/ Advair for asthma and COPD (£2.2 billion, up 39%)
– Avandia/Avandamet for diabetes (£0.9 billion, up 24%).

•
GSK obtained FDA approval for 10 important products and new indications during 2003, including Levitra (for erectile dysfunction), Wellbutrin XL (for depression), Lexiva (for HIV/AIDS), and Advair (for COPD).

•	Strong free cash flow of £4.9 billion, 2003 dividend increased 1p to 41p. A similar dividend increase is expected for 2004.

•
In 2004, despite an expected substantial loss of sales due to generic competition to Paxil and Wellbutrin, GSK expects to deliver EPS (at constant exchange rates) at least in line with business performance EPS in 2003. As the impact of generics becomes less significant, GSK looks forward to a return to EPS growth in CER terms in 2005.

* Business performance, which is the primary performance measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of businesses. Management believes that exclusion of these items provides a better comparison of business performance for the periods presented. Statutory results include these items.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are on a business performance basis and in terms of CER unless otherwise stated.

2003 PERFORMANCE

Commenting on the performance for the year and GSK’s outlook, JP Garnier, Chief Executive Officer, said:
“These results confirm the underlying commercial and financial strength of our business and represent a significant achievement in a challenging environment. Our key engines of growth, such as Advair for asthma and Avandia for diabetes, continued to deliver very strong performances, and we launched two important new products in the US – Wellbutrin XL for depression and Levitra for erectile dysfunction. At the same time, we continued to manage our costs effectively.

2004 will be a year of transition for GSK. The first nine months will be challenging as we absorb the full erosion from Paxil and Wellbutrin generics. However, starting in the fourth quarter 2004, we expect a return to growth as the impact of generics diminishes and our underlying business strength shows through. At the same time, our re-designed R&D organisation is progressing a pipeline of quality and diversity with several key compounds expected to enter Phase III trials in 2004 which will fuel growth over the years to come”.

PHARMACEUTICALS: 2003 TURNOVER £18.2 BILLION, UP 5%

•
Total pharmaceutical turnover grew 5% in 2003 to just over £18 billion – a good performance given the generic erosion of two of GSK’s biggest products – Augmentin and Paxil. Excluding sales of these products pharmaceutical turnover grew 9%.

•	Turnover in the United States grew 5% to £9.4 billion. Excluding US sales of Augmentin and Paxil, US pharmaceutical turnover grew 13% in the year.

•
European turnover was up 2% to £5.1 billion in the year. Performance in the region continues to be negatively affected by government reforms on healthcare spending. This tough environment is expected to continue in 2004.

•
Full year turnover in the International region increased by 8% to £3.7 billion, with strong growth in Japan (+8%), Latin America (+14%) and the Asia Pacific region (+7%), where turnover was over £1 billion for the first time.

•
In the fourth quarter pharmaceutical turnover fell 2% to £4.5 billion. Reported performance in the United States (down 6% to £2.2 billion) was impacted by generic competition to Paxil which began in September 2003. There was also an unfavourable comparison to turnover in the fourth quarter of 2002 which benefited from increases in wholesaler stocks and lower discount and rebate provisions; excluding this comparator effect, underlying US turnover for the fourth quarter was estimated to be level compared to the fourth quarter 2002. European turnover grew 2% in the quarter to £1.4 billion. International turnover was up 4% to nearly £1 billion.

CONSUMER HEALTHCARE: 2003 SALES £3.3 BILLION, UP 4%

•
Over-the-counter medicine sales were £1.6 billion, up 2%. Sales of smoking control and gastrointestinal products were down significantly in the USA primarily due to flat market conditions and private label competition. Growth from smoking control products recently launched in Europe and sales of dermatological products acquired earlier this year helped to offset these declines.

•
Oral care sales were £1.1 billion, up 3%. GSK’s Sensodyne brand continues to grow in all regions. Sales of Nutritional healthcare products grew 9% to £0.6 billion. Lucozade Sport and Lucozade Hydroactive continued to drive growth in this category.

•
In the fourth quarter Consumer Healthcare sales grew 2%. Oral care sales grew 7% and Nutritional healthcare sales grew 8%. OTC medicines declined 3% due to lower sales of smoking control products in the USA.

BROAD PORTFOLIO OF FAST-GROWING PRODUCTS DRIVES GROWTH

GSK’s ability to continue to deliver pharmaceutical turnover growth, despite generic competition to several of its products, is due to the company’s broad portfolio of fast-growing, high-value products:

•
Sales of asthma treatment Seretide/Advair, GSK’s biggest product, increased by 39% over the year to £2.2 billion. Seretide/Advair is now one of the top ten pharmaceutical brands in the world. In the USA, sales were up 54% to £1.2 billion. European and International sales rose 18% and 37% respectively. The growth prospects for Advair were further strengthened with an FDA approval for use in the treatment of Chronic Obstructive Pulmonary Disease (COPD) in the fourth quarter.

•
Annual sales of diabetes treatments Avandia/Avandamet grew 24% to £931 million. Sales in the USA were up 20% to over £750 million for the year. Reported quarterly US sales growth of 12% was negatively affected by comparison with the fourth quarter 2002 which benefited from wholesaler stocking patterns. Estimated underlying growth of Avandia in the USA was 23% for the quarter.

Avandia has benefited from increasing physician acceptance in Europe, where sales increased 57% to £70 million. The franchise should benefit further from the EU approval of Avandamet in December 2003. Avandia also did very well in International markets with sales of £106 million, up 40%.

•
Both Valtrex (for herpes) and Lamictal (for epilepsy) grew strongly, and are now approaching blockbuster status. Global sales of Valtrex, which received FDA approval in August to reduce the risk of transmission of genital herpes, rose 23% to £499 million. Lamictal sales also grew strongly in the year, up 31% to £556 million, helped by FDA approval for the use of the drug in the long term maintenance treatment of bi-polar disorder.

•
Sales of Wellbutrin, for depression, grew 18% to £953 million over the year. The excellent uptake of Wellbutrin XL continues, with the new formulation now accounting for 40% of new Wellbutrin prescriptions (XL and SR) as measured by the latest weekly data.

Limited generic competition to Wellbutrin began in the USA in January 2004 for the 100mg dose, with latest weekly prescription data indicating that generics represent 6% of total branded and generic bupropion (SR and XL). Generic competition across all dose forms of Wellbutrin SR may commence at any time.

•
Sales of Coreg for heart disease rose 28% to £361 million. Sales continue to benefit from recent data that showed a highly significant statistical difference in survival between Coreg and metopropol in patients with heart failure.

•
GSK’s paediatric vaccine Infanrix/Pediarix continues to perform very strongly with sales up 32% to £336 million in the year. Overall vaccine sales rose 2% over the year to £1.1 billion, held back by a fall in sales of Hepatitis vaccines.

•	Sales of emesis treatment Zofran increased by 16% in the year to £774 million.

•
Sales of GSK’s HIV products grew 6% in the year to £1.5 billion. Trizivir continues to perform very strongly with sales growth of 22% to £376 million (US sales up 20% to £219 million). Lexiva, a new protease inhibitor, was launched in December 2003, with initial sales of £7 million.

•
Levitra, for erectile dysfunction, was launched in the USA in August and in Europe in the first half of the year. GSK’s co-promotion income and co-marketing sales were £37 million (equating to in-market sales of £85 million).

Other key products:

•
Seroxat/Paxil sales fell 4% to £1.9 billion over the year, with Q4 2003 sales down 40% to £325 million. Generic Paxil was launched in the United States in September, and in January 2004 generics had taken a 52% share of total prescriptions for the drug. Encouragingly, GSK’s new product, Paxil CR, has increased its share of total paroxetine prescriptions since the generic launch from 33% to 37%.

•
Augmentin sales fell 29% to £825 million for the year, although Q4 2003 sales were down 11%, reflecting the diminishing impact of generics relative to Q4 2002 and the successful uptake in the USA of Augmentin ES and XR, which together represented sales of £237 million in 2003.

KEY LAUNCHES AND FILINGS IN 2004

GSK plans to make a number of significant product launches and filings during 2004. Key highlights are:

•
Following an FDA Approvable Letter in October 2003, GSK and its partner, Yamanouchi Pharma America, expect to launch solifenacin succinate later this year. Solifenacin offers an effective therapy for over-active bladder with a low incidence of dry mouth – a common side effect of other treatments. Over-active bladder affects an estimated 17 million people in the USA.

•
The Avandia franchise is set to benefit from the launch of a new fixed-dose combination treatment called Avandaryl. This new medication combines Avandia with Aventis’ Amaryl, a market leading sulphonylurea, and will further extend the Avandia ‘family’ of treatments for type II diabetes. Approval for Avandaryl in the USA is expected in the second half of 2004.

•
It is anticipated that Epivir/Ziagen, the first once-daily combination HIV/AIDS treatment to be available in a single tablet, will be approved and launched in the United States during the second half of 2004. This new combination will offer a significant improvement in patient convenience over other nucleoside treatment options.

•
Approval of Requip for Restless Legs Syndrome (RLS) is expected towards the end of 2004/beginning of 2005. Requip is expected to become the first product in the United States indicated for the treatment of RLS, a neurological disorder affecting an estimated 8-10% of the US population.

•
Boniva is a potent oral bisphosphonate treatment for osteoporosis, with the potential to offer more convenient monthly dosing. Boniva is being co-developed by GSK and Roche. This new indication is expected to be filed during 2004.

•	Developed with Adolor Corporation, alvimopan for the management of post-operative ileus, is targeted for filing with the FDA in the first half of 2004.

•
Building on its strong portfolio of vaccines, GSK also plans three vaccine filings during 2004. In the USA, Boostrix will be filed as a booster vaccine to prevent diptheria, tetanus and pertussis for adolescents and adults. Priorix Tetra, which builds on GSK’s existing mumps, measles and rubella vaccine with the addition of varicella protection, will be filed in European and International markets. Finally, Rotarix, a new vaccine for the prevention of rotavirus gastroenteritis in young children, is being filed during 2004 in Latin American markets.

•	Nelarabine for relapsed or refractory childhood T-cell leukaemia is expected to be filed during 2004. Recent data showed a complete remission rate of 47% for nelarabine in these patients.

FINANCIAL REVIEW

Trading profit and earnings per share – full year

Business performance trading profit was £6,920 million with a growth of 9%, stronger than turnover growth of 5%, demonstrating an improved trading margin. This margin improved 0.7 points, compared with 2002, to 32.3% principally due to cost savings derived from merger integration, manufacturing restructuring and other initiatives partly offset by charges relating to cost saving programmes. Other operating expenses were £133 million in the year compared with £111 million in 2002 principally comprising legal costs and provisions partly offset by product and equity investment disposals.

Full year business performance EPS of 82.1 pence increased 10% in CER terms and 5% in sterling terms. The adverse currency impact on EPS of 5% in the year reflected the significant weakening of the US dollar relative to last year.

Statutory results, which include merger and manufacturing restructuring costs, delivered a trading profit of £6,525 million on sales of £21,441 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 77.2 pence compared with 66.2 pence in 2002 and a diluted EPS of 77.0 pence compared with 66.0 pence in 2002. Merger and manufacturing restructuring costs were lower in 2003 than in 2002 and as a result, the sterling based growth in EPS of 17% was significantly higher than the CER based growth in business performance EPS despite the overall negative impact of currencies in 2003.

Trading profit and earnings per share – Q4 2003

In the quarter, business performance trading profit was £1,470 million, down 8%, with turnover 1% lower due to generic competition to Paxil in the USA. Cost of sales was 6% higher reflecting stock write-offs, adverse exchange rates and an adverse movement in product mix.

SG&A expenditure was flat as increases in selling costs to support new product launches and charges relating to cost saving programmes were offset by the benefits of cost saving initiatives.

Net other operating expense was £167 million in the quarter compared with a £23 million net income in Q4 2002. The charge in 2003 included higher legal costs, principally relating to Relafen anti-trust settlements.

Business performance EPS of 15.7p declined 19% in CER terms and 24% in sterling terms. These results included legal costs of £223 million in total, split between S,G&A and other operating expense, and charges of £178 million relating to cost saving programmes. Excluding these items business performance EPS would have been five pence higher at 20.7 pence for the quarter. The equivalent legal costs and charges relating to cost saving programmes in Q4 2002 were £44 million and £63 million, respectively.

The adverse currency impact on EPS reflected the significant weakening of the US dollar relative to Q4 last year.

Merger and restructuring

GSK has substantially completed the merger and manufacturing restructuring programme set out at the time of the merger at a total cost £3.8 billion. These programmes have now produced annual savings which exceed the published target of £1.8 billion.

Net costs of £390 million were incurred in the year in respect of merger and manufacturing restructuring. After tax relief of £109 million, the net charge was £281 million.

Pensions

The Group continues to account for pension arrangements in accordance with SSAP 24. Under the transitional provisions of FRS 17 the disclosed pension assets and liabilities of the Group at 31st December 2003 show a net deficit of approximately £1.3 billion after allowing for deferred taxation (31st December 2002: £1,262 million). In Q4 2003 special cash contributions of £314 million were made to reduce the funding deficit.

The company will review this position annually and will make further contributions as appropriate.

Currencies

The 2003 results are based on average exchange rates, principally £1/$1.64, £1/Euro 1.45 and £1/Yen 191. Since the year-end there has been further strengthening of sterling against all three currencies and at 31st January 2004, the exchange rates were £1/$1.82, £1/Euro 1.47 and £1/Yen 193. If exchange rates were to hold at these levels for the remainder of 2004 the negative currency impact on earnings per share growth would be approximately 7% for the full year.

Dividend

The Board has declared a fourth interim dividend of 14 pence per share making a total for the year of 41 pence per share. This compares with a dividend of 40 pence for 2002. The equivalent dividend receivable by ADR holders is 51.993 cents per ADS based on an exchange rate of £1/$1.85688. The dividend will have an ex-dividend date of 18th February 2004 and will be paid on 15th April 2004 to all shareholders and ADR holders of record on 20th February 2004.

In 2004, GSK expects a similar increase in the total dividend as has been declared in 2003. The allocation of quarterly dividends will be rebalanced in 2004. GSK intends to increase the first three interim dividends from 9p to 10p, with the remainder of the total dividend for the year being allocated to the fourth quarter dividend.

Earnings guidance

In 2004, despite an expected substantial loss of sales due to generic competition to Paxil and Wellbutrin, GSK expects to deliver EPS (at constant exchange rates) at least in line with business performance EPS in 2003. As the impact of generics becomes less significant, GSK looks forward to a return to EPS growth in CER terms in 2005.

Share buy-back programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. Of this new programme, £219 million was accounted for in 2002 and £980 million in 2003. The programme will continue in 2004. The exact amount and timing of future purchases, and whether some repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Martin Sutton David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Philip Thomson Anita Kidgell	(020) 8047 5540 (020) 8047 5543 (020) 8047 5542

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trade marks of GSK or associated companies with the exception of Levitra, a trade mark of Bayer AG and Boniva, a trade mark of Roche.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under the section ‘Cautionary statement regarding forward-looking statements’ on page 22.

PROFIT AND LOSS ACCOUNT
Year ended 31st December 2003

	Business performance			Merger, restructuring and disposal of businesses		Statutory
	2003	2002	Growth	2003	2002	2003	2002
	£m	£m	CER%	£m	£m	£m	£m

Turnover:
Pharmaceuticals	18,181	17,995	5	—	—	18,181	17,995
Consumer Healthcare	3,260	3,217	4	—	—	3,260	3,217

TURNOVER	21,441	21,212	5	—	—	21,441	21,212
Cost of sales	(4,188)	(4,243)	—	(356)	(366)	(4,544)	(4,609)

Gross profit	17,253	16,969	6	(356)	(366)	16,897	16,603
Selling, general and administration	(7,563)	(7,543)	4	(18)	(498)	(7,581)	(8,041)
Research and development	(2,770)	(2,732)	4	(21)	(168)	(2,791)	(2,900)

Trading profit:
Pharmaceuticals	6,317	6,148	8	(369)	(972)	5,948	5,176
Consumer Healthcare	603	546	16	(26)	(60)	577	486

TRADING PROFIT	6,920	6,694	9	(395)	(1,032)	6,525	5,662
Other operating income/(expense)	(133)	(111)		—	—	(133)	(111)

Operating profit	6,787	6,583	8	(395)	(1,032)	6,392	5,551
Business disposals	—	—		5	10	5	10
Product divestments	—	—		—	11	—	11
Profits of associates	93	75		—	—	93	75

Profit before interest	6,880	6,658		(390)	(1,011)	6,490	5,647
Net interest payable	(161)	(141)		—	—	(161)	(141)

PROFIT BEFORE TAXATION	6,719	6,517	8	(390)	(1,011)	6,329	5,506
Taxation	(1,848)	(1,760)		109	299	(1,739)	(1,461)

Profit after taxation	4,871	4,757	7	(281)	(712)	4,590	4,045
Minority interests	(94)	(110)		—	—	(94)	(110)
Preference share dividends	(12)	(20)		—	—	(12)	(20)

EARNINGS	4,765	4,627	8	(281)	(712)	4,484	3,915

EARNINGS PER SHARE	82.1p	78.3p	10			77.2p	66.2p

Diluted earnings per share						77.0p	66.0p

Weighted average number of shares (millions)	5,806	5,912				5,806	5,912

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposals of businesses have been excluded and an adjusted EPS presented. Statutory results include these items. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 15.

PROFIT AND LOSS ACCOUNT
Three months ended 31st December 2003

	Business performance			Merger, restructuring and disposal of businesses		Statutory

	Q4 2003	Q4 2002	Growth	Q4 2003	Q4 2002	Q4 2003	Q4 2002
	£m	£m	CER%	£m	£m	£m	£m

Turnover:
Pharmaceuticals	4,515	4,799	(2)	—	—	4,515	4,799
Consumer Healthcare	863	869	2	—	—	863	869

TURNOVER	5,378	5,668	(1)	—	—	5,378	5,668
Cost of sales	(1,116)	(1,075)	6	(123)	(178)	(1,239)	(1,253)

Gross profit	4,262	4,593	(3)	(123)	(178)	4,139	4,415
Selling, general and administration	(1,977)	(2,041)	—	(37)	(143)	(2,014)	(2,184)
Research and development	(815)	(847)	(1)	(7)	(58)	(822)	(905)

Trading profit:
Pharmaceuticals	1,299	1,520	(9)	(160)	(355)	1,139	1,165
Consumer Healthcare	171	185	(2)	(7)	(24)	164	161

TRADING PROFIT	1,470	1,705	(8)	(167)	(379)	1,303	1,326
Other operating income/(expense)	(167)	23		—	—	(167)	23

Operating profit	1,303	1,728	(20)	(167)	(379)	1,136	1,349
Product divestments	—	—		—	(1)	—	(1)
Profits of associates	23	17		—	—	23	17
Disposal of businesses	—	—		2	4	2	4

Profit before interest	1,326	1,745		(165)	(376)	1,161	1,369
Net interest payable	(43)	(36)		—	—	(43)	(36)

PROFIT BEFORE TAXATION	1,283	1,709	(20)	(165)	(376)	1,118	1,333
Taxation	(353)	(462)		49	100	(304)	(362)

Profit after taxation	930	1,247	(21)	(116)	(276)	814	971
Minority interests	(23)	(31)		—	—	(23)	(31)
Preference share dividends	(1)	(5)		—	—	(1)	(5)

EARNINGS	906	1,211		(116)	(276)	790	935

EARNINGS PER SHARE	15.7p	20.7p	(19)			13.7p	16.0p

Diluted earnings per share						13.7p	16.0p

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposals of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 15.

PHARMACEUTICAL TURNOVER
Year ended 31st December 2003

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	4,455	4	3,112	3	847	3	496	15
Depression	2,830	2	2,107	1	369	(8)	354	25
Seroxat/Paxil	1,877	(4)	1,179	(9)	369	(8)	329	25
Wellbutrin	953	18	928	18	—	—	25	30

Migraine	849	1	609	(1)	179	3	61	7
Imigran/Imitrex	760	—	560	(1)	147	3	53	7
Naramig/Amerge	89	1	49	(3)	32	7	8	7

Lamictal	556	31	311	38	202	26	43	9
Requip	99	13	47	9	47	15	5	43
Zyban	75	(25)	28	(35)	32	12	15	(45)

RESPIRATORY	4,417	14	2,242	21	1,481	4	694	13
Seretide/Advair, Flixotide/Flovent, Serevent	3,352	17	1,750	23	1,170	7	432	18
Seretide/Advair	2,214	39	1,235	54	773	18	206	37
Flixotide/Flovent	705	(8)	319	(10)	208	(10)	178	1
Serevent	433	(15)	196	(27)	189	(5)	48	26
Flixonase/Flonase	594	19	461	22	56	1	77	14
Ventolin	265	(1)	4	(50)	134	(5)	127	7
Becotide	111	(16)	—	—	93	(15)	18	(23)

ANTI-VIRALS	2,349	5	1,159	4	726	5	464	7
HIV	1,508	6	798	2	555	11	155	12
Combivir	589	3	301	(3)	218	8	70	16
Trizivir	376	22	219	20	143	28	14	27
Epivir	293	2	148	(1)	107	5	38	6
Retrovir	45	(10)	19	(12)	16	(14)	10	1
Ziagen	167	(1)	86	(6)	61	7	20	7
Agenerase	31	(25)	19	(33)	9	(5)	3	1

Herpes	669	6	325	15	148	(3)	196	(2)
Valtrex	499	23	316	26	86	9	97	25
Zovirax	170	(26)	9	(72)	62	(16)	99	(19)

Zeffix	129	11	10	(4)	17	2	102	14

ANTI-BACTERIALS	1,815	(16)	524	(41)	755	1	536	6
Augmentin	825	(29)	312	(51)	332	(2)	181	11
Zinnat/Ceftin	246	—	22	(29)	134	6	90	4
Fortum	184	(9)	27	(22)	95	(9)	62	(3)
Amoxil	117	(11)	19	(36)	36	(26)	62	15

VACCINES	1,123	2	281	6	495	(1)	347	4
Hepatitis	417	(13)	157	(18)	192	(12)	68	1
Infanrix/Pediarix	336	32	124	71	147	17	65	10

ONCOLOGY AND EMESIS	1,001	9	743	10	163	1	95	13
Zofran	774	16	575	20	126	1	73	13
Hycamtin	110	23	77	33	25	—	8	14

METABOLIC	1,079	20	755	20	116	32	208	16
Avandia, Avandamet	931	24	755	20	70	57	106	40

CARDIOVASCULAR AND UROGENITAL	771	22	495	24	176	10	100	34
Coreg	361	28	346	28	—	—	15	33
Levitra	37	—	22	—	11	—	4	—
Avodart	19	>100	14	>100	5	—	—	—

OTHER	1,171	(8)	99	(15)	355	(16)	717	(3)
Zantac	328	(13)	77	(1)	94	(25)	157	(10)

	18,181	5	9,410	5	5,114	2	3,657	8

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Three months ended 31st December 2003

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	965	(17)	607	(25)	224	3	134	10
Depression	552	(27)	365	(35)	87	(18)	100	18
Seroxat/Paxil	325	(40)	144	(58)	87	(18)	94	17
Wellbutrin	227	2	221	1	—	—	6	27

Migraine	211	(4)	145	(9)	50	14	16	(3)
Imigran/Imitrex	188	(6)	133	(9)	41	11	14	(3)
Naramig/Amerge	23	7	12	(2)	9	26	2	—

Lamictal	146	25	77	28	58	24	11	8
Requip	27	11	11	(11)	14	40	2	46
Zyban	20	(13)	6	(41)	10	49	4	(35)

RESPIRATORY	1,171	14	569	19	409	7	193	11
Seretide/Advair, Flixotide/Flovent, Serevent	906	16	456	19	329	12	121	14
Seretide/Advair	617	39	341	51	221	24	55	25
Flixotide/Flovent	186	(10)	77	(17)	57	(8)	52	2
Serevent	103	(21)	38	(42)	51	(2)	14	27
Flixonase/Flonase	144	27	109	31	13	5	22	23
Ventolin	69	(7)	—	—	35	(8)	34	2
Becotide	29	(15)	—	—	24	(15)	5	(14)

ANTI-VIRALS	582	(3)	279	(5)	183	(2)	120	3
HIV	368	(4)	186	(9)	142	2	40	6
Combivir	147	(2)	73	(7)	57	1	17	15
Trizivir	88	1	47	(2)	37	6	4	(4)
Epivir	70	(10)	33	(17)	27	1	10	(6)
Retrovir	11	(17)	4	(20)	4	(23)	3	(3)
Ziagen	39	(12)	19	(22)	15	4	5	(2)
Agenerase	6	(34)	4	(52)	1	(9)	1	>100

Herpes	170	—	83	7	34	(10)	53	(4)
Valtrex	129	12	81	15	20	2	28	10
Zovirax	41	(26)	2	(73)	14	(24)	25	(15)

Zeffix	34	11	3	—	5	30	26	10

ANTI-BACTERIALS	509	(8)	166	(21)	206	1	137	(1)
Augmentin	251	(11)	115	(22)	88	(3)	48	13
Zinnat/Ceftin	70	3	6	(29)	42	12	22	1
Fortum	45	(15)	6	(34)	24	(12)	15	(11)
Amoxil	29	(29)	1	(90)	10	(15)	18	(13)

VACCINES	290	3	65	11	129	(5)	96	7
Hepatitis	102	(16)	39	(20)	48	(13)	15	(11)
Infanrix/Pediarix	76	41	26	>100	37	7	13	16

ONCOLOGY AND EMESIS	231	(8)	167	(11)	41	(1)	23	7
Zofran	187	—	136	(1)	32	1	19	10
Hycamtin	26	23	19	35	6	(5)	1	9

METABOLIC	291	12	200	12	33	32	58	4
Avandia, Avandamet	252	16	200	12	22	84	30	16

CARDIOVASCULAR AND UROGENITAL	195	16	119	13	48	14	28	36
Coreg	96	40	92	41	—	—	4	17
Levitra	7	—	2	—	4	—	1	—
Avodart	7	34	5	(6)	2	—	—	—

OTHER	281	(7)	16	17	90	(13)	175	(5)
Zantac	76	(21)	14	(29)	23	(26)	39	(14)

	4,515	(2)	2,188	(6)	1,363	2	964	4

Pharmaceutical turnover includes co-promotion income.

Pharmaceutical turnover in the year increased by 5% compared with 2002, which in CER terms represented additional turnover of £846 million. An analysis of turnover between new products (those launched in a major market within the last five years), franchise products (established products), and other products (now less actively promoted) is set out below:

				2003

	£m	% total	CER%	CER £m

New	4,633	25	29	1,074
Franchise	9,888	54	1	109
Other	3,660	21	(8)	(337)

	18,181	100	5	846

The growth of the new products, notably Seretide/Advair, Avandia/Avandamet, Infanrix, Pediarix and Trizivir, and the franchise products, Wellbutrin, Lamictal, Zofran, and Valtrex, more than offset the decline of older products such as Augmentin, Zovirax and Zantac. New products accounted for 25% of total pharmaceutical turnover.

GSK records co-promotion income within turnover, and the nature of co-promotion activities are such that no cost of sales is recorded. Co-marketing sales are recorded within turnover as sales of GSK products and cost of sales reflects the purchase cost of the products sold. Co-promotion income amounted to £35 million in the year.

CONSUMER HEALTHCARE TURNOVER

	Year ended 31st December 2003

	£m	CER%

Over-the-counter medicines	1,556	2
Analgesics	342	4
Dermatological	237	31
Gastro-intestinal	283	(2)
Respiratory tract	151	6
Smoking control	325	(8)
Natural wellness support	166	3

Oral care	1,082	3
Nutritional healthcare	622	9

Total	3,260	4

	Three months ended 31st December 2003

	£m	CER%

Over-the-counter medicines	430	(3)
Analgesics	90	2
Dermatological	56	20
Gastro-intestinal	73	(5)
Respiratory tract	53	1
Smoking control	103	(14)
Natural wellness support	44	(3)

Oral care	283	7
Nutritional healthcare	150	8

Total	863	2

FINANCIAL REVIEW – PROFIT AND LOSS ACCOUNT

Trading profit – business performance

	2003		2002

	£m	% of turnover	£m	% of turnover	CER% Growth

Turnover	21,441	100	21,212	100	5
Cost of sales	(4,188)	(19.5)	(4,243)	(20.0)	—
Selling, general and administration	(7,563)	(35.3)	(7,543)	(35.5)	4
Research and development	(2,770)	(12.9)	(2,732)	(12.9)	4

Trading profit – business performance	6,920	32.3	6,694	31.6	9

Overall the trading margin improved 0.7% and trading profit grew 9%. The improvement in margin came from cost of sales, which was flat and from selling, general and administration costs, which grew only 4%, while turnover grew 5%.

Cost of sales reduced as a percentage of turnover as a result of benefits arising from merger, manufacturing restructuring savings and a favourable product mix. A small pricing benefit was more than offset by an adverse exchange impact. In 2004 GSK expects the loss of high margin Paxil and Wellbutrin sales and possibly currency movements to have an adverse effect on cost of sales of 1-2 percentage points of turnover.

Selling, general and administration costs grew 4% reflecting increased selling costs to support new product launches, charges relating to cost saving programmes and increased pension costs, partly offset by cost saving initiatives. Together these produced a reduction of 0.2 percentage points relative to 2002 for the expenses expressed as a percentage of turnover.

Research and development (R&D) increased 4% reflecting increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.8% of pharmaceutical turnover in the year. GSK expects R&D expenditure in 2004 to increase slightly more than the increase in 2003.

Profit before tax – business performance

	2003 £m	2002 £m

Trading profit	6,920	6,694
Other operating income/(expense)	(133)	(111)
Profits of associates	93	75
Net interest payable	(161)	(141)

Profit before tax – business performance	6,719	6,517

Other operating income/(expense) includes litigation costs and provisions relating to legal claims on withdrawn products, product withdrawals and anti-trust matters, equity investment carrying value adjustments arising from stock market price changes, royalty income, product disposals and equity investment sales.

Merger items, integration and restructuring costs and disposal of subsidiaries

	2003 £m	2002 £m

Merger integration costs	(286)	(851)
Manufacturing and other restructuring	(83)	(121)
Block Drug integration costs	(26)	(60)

Effect on operating profit	(395)	(1,032)
Product divestments	—	11
Business disposals	5	10

Effect on profit before tax	(390)	(1,011)

Merger integration costs have declined as the programme is substantially complete at the end of this third year post merger. Manufacturing and other restructuring charges principally relate to production plant closures. These programmes have now produced annual savings which exceed the published target of £1.8 billion.

Taxation – total

	2003 £m	2002 £m

UK Corporation tax	(383)	(362)
Overseas taxation	(1,618)	(1,070)
Deferred taxation	262	(29)

Taxation – total	(1,739)	(1,461)

Business performance	(1,848)	(1,760)
Merger items, integration and restructuring costs and disposal of subsidiaries	109	299

Taxation – total	(1,739)	(1,461)

The charge for taxation on business performance profit amounting to £1,848 million represents an effective tax rate of 27.5%. This represents an increase compared with the effective rate for 2002 which was 27.0%.

The credit for taxation on merger, restructuring and business disposals amounting to £109 million reflects the actual tax rate applicable to the transactions in the territories in which they arise.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions, can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline. The Group has open issues with the revenue authorities in the UK, Japan and Canada, but by far the largest relates to Glaxo heritage products in the USA.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. The company has attempted to settle the dispute, first through direct discussion with the US Internal Revenue Service (IRS) and subsequently through discussions between the US and UK tax authorities under the terms of the double tax convention between the two countries. The company understands that the views of the two tax authorities were so different that they were unable to reach agreement, and discussions were terminated in July 2003. The company has now received a claim for additional taxes that the IRS asserts legacy company GlaxoWellcome owes for the years 1989 to 1996. This statutory notice of deficiency for $2.7 billion (£1.5 billion) in tax principally relates to the allocation of profits for Glaxo heritage products between the US and other countries. To the extent that the IRS were successful in its claim, interest would be payable. GSK estimates the interest on the full claim to date would be approximately $2.5 billion (£1.4 billion), net of federal tax relief. As similar tax issues remain open for 1997 to date, GSK expects to receive further claims by the IRS for these years. As stated in previous updates, there continues to be a wide difference of views between the company and the IRS.

Since GSK has exhausted all administrative remedies open to it, the company plans to contest this claim for additional taxes by filing a petition in the US Tax Court, where a trial is not expected until some time in 2005 or 2006.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations.

GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Save as shown in these accounts, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2003 is required in such a way that incremental tax will arise.

Earnings

	2003 £m	2002 £m

Net profit attributable to shareholders
Earnings	4,484	3,915
Adjustment for merger items, integration and restructuring costs and disposal of businesses	281	712

Adjusted earnings	4,765	4,627

	pence	pence

Earnings per share
Basic earnings per share	77.2	66.2
Adjustment for merger items, integration and restructuring costs and disposal of businesses	4.9	12.1

Adjusted earnings per share	82.1	78.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of businesses.

	2003 £m	2002 £m

Appropriations
Net profit attributable to shareholders	4,484	3,915
Dividends	(2,374)	(2,346)

Retained profit	2,110	1,569

	pence per share	2003 £m	pence per share	2002 £m

Dividends
First interim – paid 3rd July 2003	9	524	9	535
Second interim – paid 2nd October 2003	9	522	9	530
Third interim – paid 6th January 2004	9	520	9	527
Fourth interim – payable 15th April 2004	14	808	13	754

	41	2,374	40	2,346

The number of shares in issue, excluding those held by the Employee Share Ownership Trusts (ESOTs), at 31st December 2003 was 5,772 million (31st December 2002: 5,843 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £m	2002 £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	4,484	3,915
Exchange movements on overseas net assets	37	(154)
Unrealised gains on equity investments	7	7
Tax on exchange movements and unrealised gains	(69)	(67)

TOTAL RECOGNISED GAINS AND LOSSES	4,459	3,701

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Year ended 31st December 2003

	2003 £m	2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	6,787	6,583
Depreciation and other non-cash items	936	909
Increase in working capital	(395)	(98)
Increase in net liabilities	55	530

	7,383	7,924
Restructuring/integration costs paid	(378)	(669)

NET CASH INFLOW FROM OPERATING ACTIVITIES	7,005	7,255

Dividends received from joint ventures and associates	1	2
Returns on investment and servicing of finance	(231)	(237)
Taxation paid	(1,917)	(1,633)

FREE CASH FLOW	4,858	5,387

Purchase of tangible fixed assets	(869)	(1,044)
Sale of tangible fixed assets	46	59
Purchase of intangible fixed assets	(193)	(182)

	(1,016)	(1,167)
Product divestments	—	(1)
Proceeds from own shares for employee share options	26	58
Purchase of equity investments	(63)	(75)
Sale of equity investments	125	65

Capital expenditure and financial investment	(928)	(1,120)

Purchase of businesses	(12)	(21)
Business disposals	3	6
Investment in joint ventures and associates	(3)	(5)

Acquisitions and disposals	(12)	(20)

Equity dividends paid	(2,333)	(2,327)

NET CASH INFLOW	1,585	1,920

Issue of ordinary share capital	41	56
Purchase of shares for cancellation	(980)	(2,220)
Net non-cash funds of subsidiary acquired	—	(4)
Other financing cash flows	82	135
Exchange movements	(37)	(121)
Other non-cash movements	(4)	—

DECREASE/(INCREASE) IN NET DEBT IN PERIOD	687	(234)

NET DEBT AT BEGINNING OF PERIOD	(2,335)	(2,101)

NET DEBT AT END OF PERIOD	(1,648)	(2,335)

SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 31st December 2003

	Q4 2003 £m	Q4 2002 £m

BUSINESS PERFORMANCE OPERATING PROFIT	1,303	1,728
Depreciation and other non-cash items	304	271
Increase in working capital	(150)	(48)
Decrease in net liabilities	(51)	(197)

	1,406	1,754
Restructuring/integration costs paid	(99)	(192)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,307	1,562
Dividends received from joint ventures and associates	—	2
Returns on investment and servicing of finance	(38)	(42)
Taxation paid	(351)	(503)

FREE CASH FLOW	918	1,019

Purchase of tangible fixed assets	(336)	(409)
Sale of tangible fixed assets	14	26
Purchase of intangible fixed assets	(76)	(55)

	(398)	(438)
Product divestments	—	(1)
Proceeds from own shares for employee share options	8	4
Purchase of equity investments	(41)	(56)
Sale of equity investments	8	3

Capital expenditure and financial investment	(423)	(488)

Purchase of businesses	—	(4)

Acquisitions and disposals	—	(4)

Equity dividends paid	(523)	(527)

NET CASH OUTFLOW	(28)	—
Issue of ordinary share capital	15	8
Purchase of shares for cancellation	(173)	(279)
Net non-cash funds of subsidiary acquired	—	(4)
Other financing cash flows	(11)	48
Exchange movements	(5)	(8)
Other non-cash movements	(4)	—

INCREASE IN NET DEBT IN PERIOD	(206)	(235)
NET DEBT AT BEGINNING OF PERIOD	(1,442)	(2,100)

NET DEBT AT END OF PERIOD	(1,648)	(2,335)

BALANCE SHEET

	31st December 2003 £m	31st December 2002 £m

Goodwill	143	171
Intangible fixed assets	1,697	1,637
Tangible fixed assets	6,441	6,649
Investments	3,069	3,121

FIXED ASSETS	11,350	11,578

Equity investments	164	161
Stocks	2,109	2,080
Debtors	6,897	6,200
Liquid investments	2,493	1,256
Cash at bank	962	1,052

CURRENT ASSETS	12,625	10,749

Loans and overdrafts	(1,452)	(1,551)
Other creditors	(7,145)	(7,257)

CREDITORS: amounts due within one year	(8,597)	(8,808)

NET CURRENT ASSETS	4,028	1,941

TOTAL ASSETS LESS CURRENT LIABILITIES	15,378	13,519

Loans	(3,651)	(3,092)
Other creditors	(232)	(206)

CREDITORS: amounts due after one year	(3,883)	(3,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(3,030)	(2,833)

NET ASSETS	8,465	7,388

Called up share capital	1,487	1,506
Share premium account	264	224
Other reserves	1,925	1,905
Profit and loss account	4,044	2,946

EQUITY SHAREHOLDERS’ FUNDS	7,720	6,581
Non-equity minority interest	503	559
Equity minority interests	242	248

CAPITAL EMPLOYED	8,465	7,388

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	2003 £m	2002 £m

Equity shareholders’ funds at beginning of period	6,581	7,390
Total recognised gains and losses for the period	4,459	3,701
Dividends	(2,374)	(2,346)
Ordinary shares issued	41	56
Ordinary shares purchased and cancelled	(980)	(2,220)
Exchange movements on goodwill written off to reserves	(7)	—

Equity shareholders’ funds	7,720	6,581

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £378 million, was £7,005 million in 2003. This represents a decrease of £250 million over 2002 arising from the timing of trade and other receipts over the year-end period and higher payments for legal and other provisionable items, partly offset by reduced restructuring and integration payments. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on tangible assets and dividend payments, together amounting to £5,119 million. In addition, a further £980 million was spent in the year on purchasing the company’s own shares for cancellation.

Net assets

The book value of net assets increased by £1,077 million from £7,388 million at 31st December 2002 to £8,465 million at 31st December 2003, principally arising from a reduction in net debt and an increase in working capital.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 31st December 2003 the ESOTs held 177.8 million GSK ordinary shares, at a carrying value of £2,775 million and market value of £2,276 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £458 million and the market value was £1,279 million.

Equity shareholders’ funds

Equity shareholders’ funds increased from £6,581 million at 31st December 2002 to £7,720 million at 31st December 2003. The increase arises from retained earnings and positive exchange movements on overseas net assets partly offset by own shares purchased and cancelled.

Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings, principally product liability, intellectual property, antitrust, and governmental investigations and related private litigation. The outcome of claims, legal proceedings and other matters in which the Group is involved cannot be predicted with any certainty. Legal proceedings in which GSK is involved are described in the legal proceedings note to the Financial Statements and the ‘Risk factors’ in the operating and financial review and prospects included in the Annual Report 2002, as updated in the ‘Legal proceedings’ notes to the first, second and third quarter results announcements. Developments since the dates of the Annual Report and the first, second and third quarter results announcements are set out below.

USA

Intellectual property

With respect to the US District Court decision holding the Group’s paroxetine hydrochloride hemihydrate patent for Paxil valid but not infringed by Apotex’s anhydrate version, the Court of Appeals for the Federal Circuit (CAFC) heard the appeal on 5th January 2004. The CAFC’s decision is expected in three to six months from the hearing.

In December 2003 GlaxoSmithKline and Synthon reached a settlement of the Group’s patent infringement action relating to Synthon’s 505(b)(2) application for a paroxetine mesylate product using a different salt form of paroxetine than that used in the marketed form of Paxil. Under the terms of the settlement the Group has granted Synthon a royalty bearing license to market that paroxetine mesylate product in the USA.

With respect to the action filed by GlaxoSmithKline against Eon Pharmaceuticals in the US District Court for the Southern District of New York alleging infringement of the Group’s patents related to Wellbutrin SR, the trial was concluded in December 2003. The decision in the case has not yet been announced. In January 2004 the CAFC granted Eon’s motion to stay the preliminary injunction against launch of Eon’s 100 mg generic version that had been entered by the US District Court at the conclusion of the trial. Under the terms of its supply agreement with GlaxoSmithKline, Watson Pharmaceuticals began shipping a second 100 mg generic version the same day Eon began shipment of its generic version in January 2004.

In January 2004 the CAFC ruled in favour of IMPAX Laboratories Inc. and affirmed a US District Court ruling that IMPAX’s generic version did not infringe the Group’s patent for Wellbutrin SR. The US Food and Drug Administration (FDA) had earlier granted tentative approval to IMPAX’s ANDA for that generic version.

With respect to the action filed by GlaxoSmithKline against Teva Pharmaceuticals in the US District Court for the District of Delaware alleging infringement of two method of use patents for Zofran, the trial was concluded in January 2004. The latter of those two patents expires in December 2006, taking into account an expected extension for paediatric exclusivity. The decision in the case is expected in two to three months from the end of the trial. A further case with Dr. Reddy’s Laboratories concerning the validity and infringement of the Group’s basic compound patent relating to Zofran as well as the method of use patents is scheduled for trial in May 2004.

With respect to the action filed by Pfizer Inc. against Bayer AG and GlaxoSmithKline alleging that the manufacture and sale of Levitra (vardenafil) would infringe a Pfizer method of treatment patent, in September 2003 the US Patent and Trademark Office Commissioner requested re-examination of the Pfizer patent. The infringement action in the US District Court for the District of Delaware has been stayed pending the outcome of that re-examination.

In December 2003 the Group filed an action against Dr. Reddy’s Laboratories in the US District Court for the Southern District of New York for infringement of one of two primary compound patents relating to sumatriptan, the active ingredient in Imitrex. Dr. Reddy’s Laboratories has not challenged the other compound patent which expires in December 2006. The case is in its early stages.

In January 2004 the Group filed an action against Teva Pharmaceuticals USA Inc. in the District Court for the District of New Jersey for infringement of the Group’s basic compound patent for rosiglitazone, the active ingredient in Avandia. The case is in its early stages.

Antitrust

With respect to the antitrust actions arising from the US District Court decision holding the Group’s patent for nabumetone (Relafen) invalid, GlaxoSmithKline reached a settlement with the class of direct purchasers pursuant to which the Group has agreed to pay $175 million. That settlement agreement is subject to approval of the US District Court for the District of Massachusetts. The Group also reached final settlements with Eon Pharmaceuticals, a generic manufacturer of nabumetone, and a group of major retail pharmacy chains in January 2004. Litigation continues with a class of indirect purchasers in the same court. That trial is set for June 2004.

With respect to the antitrust claims relating to paroxetine (Paxil), those cases have been scheduled for trial in December 2004 in the US District Court for the Eastern District of Pennsylvania. Motions for certifications of classes of direct and indirect purchasers have not yet been decided. In October 2003 the US Federal Trade Commission (FTC) closed its investigation with regard to Paxil on the basis of its finding that no further action is warranted.

With respect to the antitrust claims arising from the US District Court decision holding certain of the Group’s patents covering Augmentin invalid, Novartis, which through a wholly-owned subsidiary manufactures a competitive generic product, filed an antitrust claim against GlaxoSmithKline in the US District Court for the Eastern District of Virginia in December 2003.

Governmental investigations

With respect to the GSK manufacturing facility in Cidra, Puerto Rico, the FDA has issued two Forms 483 (‘observations’ of possible deficiencies in manufacturing practices) to the Group. The FDA observations relate to certain aspects of production controls, process validation and laboratory investigations primarily in respect of activities that occurred between 2001 and 2003. The Group has responded to the observations contained in the Forms 483, but to date the FDA has not advised the Group as to whether any further action is indicated. The Group continues to work closely with the FDA to address any concerns and implement any changes required by the agency arising from the Forms 483 or the FDA investigation. The Group has received no indication that ongoing supply from the site will be affected.

In February 2004 GlaxoSmithKline received a subpoena from the US Attorney’s office in Colorado regarding the Group’s sales and promotional practices relating to a number of its largest selling products for the period from January 1997 to present. The Group is co-operating with the investigation which is in its early stages.

UK

Intellectual property

With respect to the action against Apotex in the UK High Court under the Group’s UK patent claiming a process for preparing paroxetine hydrochloride anhydrate, the High Court ruled in December 2003 in favour of Apotex and held the patent not infringed and also invalid. GlaxoSmithKline has filed an appeal from that decision and a hearing has been scheduled for 22nd or 23rd March 2004. In the interim Apotex launched their generic version of Seroxat in the UK on 27th December 2003.

With respect to the action filed by Cipla, Neolab and others in the UK High Court seeking revocation of the Group’s UK patent for the combination of salmeterol and fluticasone propionate (Seretide), the trial was concluded in January 2004. The judge’s decision is expected in March 2004.

Legal expenses incurred, relating to the defence of the Group’s intellectual property, and litigation costs and provisions relating to product liability claims on existing products, are charged to selling, general and administration costs. Litigation costs and provisions relating to legal claims on withdrawn products and anti-trust matters are charged to other operating income/expense. Provisions are made, after taking appropriate legal advice, when a reasonable estimate can be made of the likely outcome of the dispute.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments with respect to tax matters are described in ‘Taxation’ on page 13.

Risk factors

Cautionary statement regarding forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (the Commission), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. These statements may be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Among the factors that could cause the Group’s actual results to differ materially from expected and historical results are the following: challenges by generic manufacturers to the patent protection for a number of the Group’s major products in the USA and Europe; legal defence costs, insurance expenses, settlement costs, and the risk of an adverse decision or settlement related to product liability, antitrust, governmental investigations, tax disputes and other legal proceedings; the success of research and development activities and the speed with which regulatory authorisations, pricing approvals, and product launches may be achieved; significant product innovations, technical advances or the intensification of price competition by competitors affecting the Group’s marketed products; the ability to market successfully both new and existing products; legislation or regulations in markets affecting product pricing, reimbursement, or access; trends in the US toward managed care and health care cost containment, including state initiatives to control costs through importation from other countries and bulk purchasing of drugs; the impact of the US Medicare Prescription Drug Improvement and Modernization Act of 2003; contingencies related to actual or alleged environmental contamination; fluctuations in exchange rates between sterling and the currencies for other countries in which the Group conducts substantial operations, particularly the US dollar and the Euro; disruption of the Group’s information technology systems for internal communication and communication with customers and suppliers; changes in inflation and interest rates, foreign currency exchange rates and controls or other economic, political, legal and regulatory factors; changes in the tax laws or in their applications in the UK and other jurisdictions; and new or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards. A further list and description of risks, uncertainties, and other matters can be found in the Group’s Annual Report on Form 20-F for the year ended 31st December 2002, and in its periodic reports on Forms 6-K.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q4 2003	Q4 2002	2003	2002

Average rates:
£/US$	1.73	1.56	1.64	1.50
£/Euro	1.45	1.56	1.45	1.59
£/Yen	191.00	191.00	191.00	188.00
Period-end rates:
£/US$	1.79	1.61	1.79	1.61
£/Euro	1.42	1.54	1.42	1.54
£/Yen	192.00	192.00	192.00	192.00

During 2003 average sterling exchange rates were stronger against the US dollar and weaker against the Euro compared with the same period in 2002. Comparing 2003 period-end rates with 2002 period-end rates, sterling was stronger against the US dollar, weaker against the Euro and the yen was level.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the period ended 31st December 2003 is prepared in accordance with the accounting policies applied in 2003. These are unchanged from those set out in the Annual Report 2002.

Data for market share and market growth rates relate to the 12 months ended 30th September 2003 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at 31st December 2002 have been derived from the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

INVESTOR INFORMATION

Preliminary Announcement of Annual Results 2003

This Announcement was approved by the Board of Directors on Thursday 12th February 2004.

Financial calendar

The company will announce first quarter results for 2004 on 29th April 2004. The first interim dividend for 2004 will have an ex-dividend date of 12th May 2004 and a record date of 14th May 2004 and will be paid on 1st July 2004.

Internet

This Announcement, and other information about GSK, is available on the company’s website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: February 12, 2004